Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-196060 on Form S-3 of our reports dated April 6, 2015, relating to the consolidated financial statements of Home Loan Servicing Solutions, Ltd. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to material transactions with a significant related party and the sale of substantially all of the Company’s assets), and the effectiveness of its internal control over financial reporting, incorporated by reference in Exhibit 99.2 to the Current Report on Form 8-K of New Residential Investment Corporation dated April 7, 2015 and to the reference to us under the heading “Experts” in the prospectus supplement, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

April 7, 2015